Exhibit 99.2

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL TO THE HOLDER (IF REQUESTED BY THE COMPANY), FROM REPUTABLE COUNSEL, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD OR ELIGIBLE TO BE SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

HUB Cyber Security Ltd.

Pre-Funded Warrant To Purchase Ordinary Shares

Date of Issuance: July 20, 2026 (“Issuance Date”)

HUB Cyber Security Ltd., an Israeli company (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, [ ], the registered holder hereof or its permitted assigns (the “Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, upon exercise of this Warrant to Purchase Ordinary Shares (including any Warrants to Purchase Ordinary Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the Issuance Date, 9,543,226 (subject to adjustment as provided herein), fully paid and non-assessable Ordinary Shares (as defined below) (the “Warrant Shares”).

1.	EXERCISE OF WARRANT.

(a)	Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(c)), this Warrant may be exercised by the Holder on any day on or after the Issuance Date in whole or in part, by delivery (whether via facsimile or otherwise) of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant. The Holder shall not be required to deliver the original of this Warrant in order to effect an exercise hereunder. Execution and delivery of an Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original of this Warrant certificate and issuance of a new Warrant certificate evidencing the right to purchase the remaining number of Warrant Shares. Execution and delivery of an Exercise Notice for all of the then-remaining Warrant Shares shall have the same effect as cancellation of the original of this Warrant certificate after delivery of the Warrant Shares in accordance with the terms hereof. On or before the second (2nd) Trading Day following the date on which the Company has received such Exercise Notice, the Company shall instruct its transfer agent (the “Transfer Agent”), (i) provided that the Transfer Agent is participating in The Depository Trust Company (“DTC”) Fast Automated Securities Transfer Program (which the Company shall cause the Transfer Agent to do at Holder’s request) and provided the legends would be eligible to be removed from such Ordinary Shares in the discretion of the Company, upon the request of the Holder, to credit such aggregate number of Ordinary Shares to which the Holder is entitled pursuant to such exercise to the Holder’s or its designee’s balance account with DTC through its Deposit/ Withdrawal at Custodian system, or (ii) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the legends would not be eligible to be removed from such Ordinary Shares in the discretion of the Company, to issue and deliver to the Holder or, at the Holder’s instruction pursuant to the Exercise Notice, the Holder’s agent or designee, in each case, sent to the address as specified in the applicable Exercise Notice, a certificate or book entry position, in the name of the Holder or its designee (as indicated in the applicable Exercise Notice), for the number of Ordinary Shares to which the Holder is entitled pursuant to such exercise. Upon delivery of an Exercise Notice, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date such Warrant Shares are credited to the Holder’s DTC account or the date of delivery of the certificates or book entry positions evidencing such Warrant Shares (as the case may be). If the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise, then, at the request of the Holder and upon surrender hereof by the Holder at the principal office of the Company, the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue and deliver to the Holder (or its designee) a new Warrant (in accordance with Section 5(d)) representing the right to purchase the number of Warrant Shares purchasable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Ordinary Shares are to be issued upon the exercise of this Warrant, but rather the number of Ordinary Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all taxes and fees which may be payable with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b)	Exercise Price; Pre-Funding. The exercise price per Warrant Share is $0.001 (the “Exercise Price”), subject to adjustment as provided herein. This Warrant is pre-funded, such that the consideration for the Warrant Shares (other than the nominal Exercise Price) was paid in full on the Issuance Date, and this Warrant may be exercised by the Holder, in whole or in part from time to time, subject to the Maximum Percentage. The aggregate Exercise Price for the Warrant Shares being exercised shall be payable, at the Holder’s election, (i) in cash by wire transfer of immediately available funds, or (ii) by means of a cashless exercise, in which event the Holder shall be entitled to receive a number of Ordinary Shares equal to the product of (X) the number of Warrant Shares as to which this Warrant is being exercised multiplied by (Y) a fraction, the numerator of which is the Fair Market Value of one Ordinary Share on the date of the applicable Exercise Notice minus the Exercise Price, and the denominator of which is such Fair Market Value, such that no cash payment of the Exercise Price shall be required. For purposes hereof, “Fair Market Value” means the closing price of the Ordinary Shares on the Principal Market on the Trading Day immediately preceding the date of the applicable Exercise Notice.

(c)	Limitations on Exercises and Exchanges. Notwithstanding anything to the contrary contained in this Warrant, this Warrant shall not be exercisable or exchangeable by the Holder hereof to the extent (but only to the extent) that the Holder would hold (as defined for purposes of the Israeli Companies Law, 1999) or beneficially own (as defined for purposes of Section 13(d) of the 1934 Act) in excess of 4.99% of the number of Ordinary Shares outstanding after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Warrant (the “Maximum Percentage”). No prior inability to exercise or exchange this Warrant pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of exercisability or exchangeability. For the purposes of this paragraph, share holdings and all determinations and calculations (including, without limitation, with respect to calculations of percentage of holdings) shall be determined in accordance with the Israeli Companies Law, 1999 and with the U.S. Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; in the event of a conflict between such two laws, the stricter one shall govern. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this paragraph to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Maximum Percentage limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such Maximum Percentage limitation. The limitations contained in this paragraph shall apply to a successor Holder of this Warrant. For any reason at any time, upon the written or oral request of the Holder, the Company shall within two (2) Business Days confirm in writing to the Holder the number of Ordinary Shares then outstanding, including by virtue of any prior conversion or exercise or exchange of convertible or exercisable or exchangeable securities into Ordinary Shares. The Maximum Percentage limitation shall not apply to the Holder if the Warrant is exercised and the Ordinary Shares are issued concurrently with the sale or cancelation of such Ordinary Shares upon the closing of an Exit Transaction.

(d)	Reservation of Shares; Insufficient Authorized Shares. The Company shall initially reserve out of its authorized and unissued Ordinary Shares a number of Ordinary Shares equal to the maximum number of Warrant Shares issuable to satisfy the Company’s obligations to issue Ordinary Shares hereunder, and the Company shall at all times keep reserved for issuance under this Warrant a number of Ordinary Shares equal to the maximum number of Warrant Shares issuable to satisfy the Company’s obligation to issue Ordinary Shares hereunder.

(e)	Activity Restriction. For so long as the Holder holds this Warrant or any Warrant Shares, the Holder will not acquire additional securities of the Company, alone or together with any other Person, which, following the acquisition thereof, would result in holding, directly or indirectly, more than the Maximum Percentage, and any Ordinary Shares held by the Holder in excess thereof shall be dormant shares. For the avoidance of any doubt, the Holder may vote any Ordinary Shares held or controlled by it up to the Maximum Percentage, solicit any proxies, or seek to advise or influence any Person with respect to any voting securities of the Company, in its sole discretion.

(f)	No Short Sales. The Holder covenants that through and including the first Trading Day following the full exercise or termination of this Warrant, none of the Holder or any of its officers, or any entity managed or controlled by the Holder (each of the foregoing, a “Restricted Person”) shall, directly or indirectly, (i) engage in any “short sale” (as such term is defined in Rule 200 of Regulation SHO of the 1934 Act) of the Ordinary Shares or (ii) engage in any hedging transaction, which establishes a net short position with respect to any securities of the Company (including the Ordinary Shares), with respect to each of clauses (i) and (ii) hereof, either for its own principal account or for the principal account of any other Restricted Person.

(g)	Shareholder Approval. The Company shall call, and shall use its reasonable best efforts to convene and hold, a meeting of its shareholders as soon as reasonably practicable to approve the full exercise of this Warrant and the issuance of all Warrant Shares, together with an increase in the Company’s authorized share capital sufficient to permit such issuance in full (the “Shareholder Approval”). Notwithstanding anything to the contrary in this Warrant, upon the receipt of the Shareholder Approval, the Maximum Percentage limitation set forth in Section 1(c) shall automatically terminate and cease to apply, and this Warrant shall thereafter be exercisable in full without regard to the Maximum Percentage.

2.	ADJUSTMENT TO NUMBER OF WARRANT SHARES. During such time as this Warrant is outstanding, the number of Warrant Shares issuable upon exercise of this Warrant is subject to adjustment from time to time as set forth in this Section 2.

(a)	Stock Dividends and Splits. If the Company, at any time on or after the Issuance Date of this Warrant, (i) distributes a stock dividend on one or more classes of its then outstanding Ordinary Shares or otherwise makes a distribution on any class of capital stock that is payable in Ordinary Shares, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding Ordinary Shares into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding Ordinary Shares into a smaller number of shares, then in each such case the number of Warrant Shares that may be issued upon exercise of this Warrant shall be increased or decreased proportionately, as the case may be. Any of the adjustment set forth above shall become effective immediately after the effective date of the applicable event.

(b)	Calculations. All calculations under this Section 2 shall be made by rounding to the nearest 1/100th of a share. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Ordinary Shares.

3.	NONCIRCUMVENTION. During such time as this Warrant is outstanding, the Company hereby covenants and agrees that the Company will not, by amendment of its articles of association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Ordinary Shares upon the exercise of this Warrant, and (ii) shall, so long as the Warrant is outstanding, take all actions necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of the Warrant, the maximum number of Ordinary Shares as shall from time to time be necessary to effect the exercise of the Warrant then outstanding; provided, however, that such amount of reserved Ordinary Shares shall be limited by the Maximum Percentage of Ordinary Shares as set forth in Section 1(c).

4.	WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in its capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in its capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or other distributions, participate in or receive any rights, options or warrants offered to holders of Ordinary Shares (including in any rights offering), or otherwise, prior to the issuance to the Holder of the Warrant Shares which it is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

5.	REISSUANCE OF WARRANTS.

(a)	Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 5(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 5(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the transfer of this Warrant shall not be either (i) registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws or (ii) eligible for resale without volume or manner-of-sale restrictions or current public information requirements pursuant to Rule 144 under the Securities Act, the Company may require, as a condition of allowing such transfer, that the Holder or transferee of this Warrant, as the case may be, provide to the Company an opinion of counsel selected by the Holder, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred securities under the Securities Act.

(b)	Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant (as to which a written certification and the indemnification contemplated below shall suffice as such evidence), and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary and reasonable form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 5(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c)	Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 5(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, no warrants for fractional Ordinary Shares shall be given.

(d)	Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 5(a) or Section 5(c), the Warrant Shares designated by the Holder which, when added to the number of Ordinary Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

6.	NOTICES. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder (i) as soon as practicable upon each adjustment of the number of Warrant Shares in accordance with the terms of this Warrant, setting forth in reasonable detail, and certifying, the calculation of such adjustment(s) and (ii) at least two (2) days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Ordinary Shares, (B) with respect to any grants, issuances or sales of any rights to purchase shares, warrants, securities, indebtedness or other property pro rata to the holders of Ordinary Shares or (C) for determining rights to vote with respect to any Exit Transaction, dissolution or liquidation, provided in each case that such information, to the extent it constitutes, or contains, material, non-public information regarding the Company, shall be made known to the public prior to or in conjunction with such notice being provided to the Holder and (iii) at least two (2) Trading Days prior to the consummation of any Exit Transaction. It is expressly understood and agreed that the time of execution specified by the Holder in each Exercise Notice shall be definitive and may not be disputed or challenged by the Company. The Holder’s address for the provision of notices to the Holder shall be provided in writing by the Holder to the Company, to the attention of its general counsel.

7.	AMENDMENT AND WAIVER. Except as otherwise provided herein, the provisions of this Warrant may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Holder, provided that the Company may extend the Expiration Date without the consent of the Holder. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

8.	SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

9.	GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdictions other than the State of Israel. The Company hereby irrevocably submits to the exclusive jurisdiction of the courts of Tel Aviv, Israel, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to enforce a judgment or other court ruling in favor of the Holder.

10.	CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any Person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

11.	REMEDIES, CHARACTERIZATION, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue actual damages for any failure by the Company to comply with the terms of this Warrant. The Company covenants to the Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments, exercises and the like (and the computation thereof) shall be the amounts to be received by the Holder and shall not, except as expressly provided herein, be subject to any other obligation of the Company (or the performance thereof). The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required. The Company shall provide all information and documentation to the Holder that is requested by the Holder to enable the Holder to confirm the Company’s compliance with the terms and conditions of this Warrant (including, without limitation, compliance with Section 2 hereof). The issuance of shares as contemplated hereby upon the exercise of this Warrant shall be made without charge to the Holder or such shares for any issuance tax or other costs in respect thereof, provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than the Holder or its agent on its behalf.

12.	TRANSFER. This Warrant may be offered for sale, sold, transferred or assigned by the Holder without the consent of the Company, provided that such sale, transfer or assignment of any of the Company’s securities represented hereunder shall not be effected (i) in the absence of (a) an effective registration statement under the Securities Act of 1933, as amended, or applicable state securities laws, or (b) an opinion of counsel to the Holder, if requested by the Company, from reputable counsel, that registration is not required under such laws; or (ii) unless sold or eligible to be sold pursuant to Rule 144 under said Act.

13.	CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a)	“Business Day” means any day other than Friday, Saturday, Sunday or other day on which commercial banks in New York, New York or Israel are authorized or required by law to remain closed.

(b)	“Convertible Securities” means any stock or other security (other than Options) that is at any time and under any circumstances, directly or indirectly, convertible into, exercisable or exchangeable for, or which otherwise entitles the holder thereof to acquire, any Ordinary Shares.

(c)	“Expiration Date” means the date that is five years after the Issuance Date or, if such date falls on a day other than a Business Day or on which trading does not take place on the Principal Market (a “Holiday”), the next date that is not a Holiday, provided, however, that the Expiration Date shall be accelerated to the date of closing of an Exit Transaction.

(d)	“Exit Transaction” means a share purchase, merger or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with any other Person(s) whereby (i) such other Person(s) acquire (or otherwise becomes the holder, directly or indirectly, of) more than 80% of the outstanding shares of Voting Stock of the Company (not including any shares of Voting Stock of the Company held by the other Person(s) or other Person(s) making or party to, or associated or affiliated with the other Person(s) making or party to, such transaction) and (ii) the Company ceases to be a public company for purposes of the Israeli Companies Law, 1999.

(e)	“Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(f)	“Ordinary Shares” means the ordinary shares, no par value per share, of the Company and any other shares issued or issuable with respect thereto (whether by way of a stock dividend or stock split or in exchange for or upon conversion of such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other corporate reorganization or other similar event with respect to the Ordinary Shares).

(g)	“Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity or a government or any department or agency thereof.

(h)	“Principal Market” means the Nasdaq Stock Market or, if such market is not the principal trading market for the Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares is then traded.

(i)	“Trading Day” means, as applicable, (x) with respect to all price determinations relating to the Ordinary Shares, any day on which the Ordinary Shares is traded on the Principal Market, provided that “Trading Day” shall not include any day on which the Ordinary Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Ordinary Shares are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time) unless such day is otherwise designated as a Trading Day in writing by the Holder or (y) with respect to all determinations other than price determinations relating to the Ordinary Shares, any day on which The New York Stock Exchange (or any successor thereto) is open for trading of securities.

(j)	“Voting Stock” of a Person means capital stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power to elect, or the general power to appoint, at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Ordinary Shares to be duly executed as of the Issuance Date set out above.

HUB CYBER SECURITY LTD.

By:
Name:
Title:

By:
Name:
Title:

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE Ordinary Shares

HUB Cyber Security Ltd.

The undersigned holder of the attached warrant (the “Warrant”) hereby exercises the right to purchase in respect of _________________ Ordinary Shares (“Warrant Shares”) of HUB Cyber Security Ltd., an Israeli company (the “Company”). The undersigned holder hereby represents that the issuance of the Warrant Shares will not cause the undersigned holder’s holdings in the Company’s Ordinary Shares to exceed the Maximum Percentage, as defined in Section 1(c) of the Warrant, based on the number of outstanding Ordinary Shares provided to the holder by the Company in writing.

The aggregate Exercise Price shall be paid (check one): [ ] in cash by wire transfer of immediately available funds; or [ ] by cashless exercise pursuant to Section 1(b) of the Warrant.

Date: _______________ __, ______

Name of Registered Holder

By:
Name:
Title:

EXHIBIT B

ACKNOWLEDGMENT

The Company hereby acknowledges this Exercise Notice and hereby directs ______________ to issue the above indicated number of Ordinary Shares.

HUB Cyber Security Ltd.

By:
Name:
Title:

By:
Name:
Title:

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